                                          Filed by Molecular Devices Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                        Subject Company: Axon Instruments, Inc.,
                                                    Commission File No.: 0-27316

                                                   MOLECULAR DEVICES CORPORATION
                                                    Moderator: Dr. Joseph Keegan
                                                          03-22-04/10:00 a.m. CT
                                                           Confirmation # 583884
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                          MOLECULAR DEVICES CORPORATION

                          MODERATOR: DR. JOSEPH KEEGAN
                                 MARCH 22, 2004
                                  10:00 A.M. CT


The following transcript of the presentation by Molecular Devices Corporation on Monday, March 22, 2004 contains "forward-looking" statements, including those statements relating to the possible inability to complete the merger transaction involving Molecular Devices Corporation and Axon Instruments, Inc., as scheduled, or at all, and those associated with the ability of the combined company to achieve the anticipated benefits and synergies of the merger. Any statements contained in the following transcript that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "will," and similar expressions are intended to identify forward-looking statements. The success of the acquisition and future operating results of Molecular Devices Corporation may differ materially from the results discussed or forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with acquisitions, such as the potential inability to realize the expected benefits and synergies of the transaction, risks related to future opportunities and plans for the combined company, potential difficulties in the assimilation of operations, strategies, technologies and products of the acquired company, the risk of loss of key personnel of the acquired company and the risk of diversion of management attention from other business concerns, and general business risks including, among others, risks detailed from time to time in Molecular Devices' SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2003. Molecular Devices Corporation does not undertake any obligation to update forward-looking statements.


ADDITIONAL INFORMATION AND WHERE TO FIND IT


Molecular Devices Corporation plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Molecular Devices and Axon expect to mail a Joint Proxy Statement/Prospectus to stockholders of Molecular Devices and shareholders of Axon containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Molecular Devices, Axon, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Molecular Devices by directing a request through the Investors portion of Molecular Devices' website at www.moleculardevices.com or by mail to Molecular Devices Corporation, 1311 Orleans Drive, Sunnyvale, California, 94089, attention: Investor Relations, telephone: (408) 747-3533.


In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Molecular Devices files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Molecular Devices at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1- 800-SEC-0330 for further information on the public reference room. Molecular Devices' filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.


INTERESTS OF CERTAIN PERSONS IN THE MERGER


Molecular Devices will solicit proxies from Molecular Devices' stockholders in favor of the issuance of shares of Molecular Devices' common stock in the merger. The directors and executive officers of Molecular Devices and the directors and executive officers of Axon may be deemed to be participants in Molecular Devices' solicitation of proxies. Certain executive officers and directors of Axon have interests in the merger that may differ from the interests of stockholders generally. These interests will be described in the Joint Proxy Statement/Prospectus when it becomes available.


TRANSCRIPT

Operator: Good day, everyone, and welcome to today's Molecular Devices
     Corporation Press Release conference call. This call is being recorded.

     At this time, I'd like to turn the conference over to the Chief Executive Officer, Dr. Joseph Keegan. Please go ahead, sir.

Dr. Joseph Keegan: Thank you. Good morning, and welcome to the Molecular Devices and Axon Instruments merger conference call. I am joined by Alan Finkel, CEO of Axon; Tim Harkness, our VP Finance and CFO; and Geoff Powell, President of Axon.

     First, to review the formalities, our discussion today contains forward-looking statements including statements related to potential future revenues, expense synergies and earnings, new product development potential and anticipated product launches. Any statements in this conference call that are not statements of historical fact may be deemed to be forward-looking statements.

     There are a number of important factors that could cause our results to differ materially from those indicated by these forward-looking statements, including, among others: the risk that we may not be able to successfully integrate the acquired business, operate it profitably or retain its key employees; the possibility that if we do not achieve the perceived benefits of the acquisition

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     as rapidly or to the extent anticipated by financial analysts or investors, the market price of our common stock could decline; and the risk that we may experience difficulties or delays in our product development efforts with respect to new products; and we may not ultimately be successful in developing or commercializing them.

     These and other risks are detailed from time to time in our SEC reports. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Molecular Devices does not undertake any obligation to update forward-looking statements.

     We are happy to announce the Molecular Devices and Axon Instruments have signed a definitive agreement under which Molecular Devices agreed to acquire Axon in a transaction valued at approximately $140 million in cash and stock. In addition, Molecular Devices will assume Axon's approximately $29 million in cash and marketable securities.

     We believe that the combination would be an ideal strategic fit that would bring together complementary product lines in ion channel screening and high throughput imaging and would expand Molecular Devices' product portfolio into the cellular neurosciences and genomics areas.

     Before we elaborate on the expected benefits of the combination, I want to outline some of the basic terms and expected timeline. Under the terms of the transaction, Axon shareholders would receive approximately .007 of a share of MDC and .136 dollars for each Axon share. These are fixed ratios with no caps or collars. We expect that the transaction would be a tax-free exchange.

     Completion of the transaction is subject to typical closing conditions including approval of both company's stockholders, Hart-Scott-Rodino clearance and the effectiveness of a registration statement with the Securities and Exchange Commission. Our goal is to complete the transaction by the beginning of the third quarter of this year.
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     Axon is a California company headquartered in Union City, which trades on the Australian stock exchange and has 128 employees. Revenues for 2003 were $33.5 million and the company was profitable on both an operating and net basis.

     Axon's three main product areas are: cellular neuroscience, genomics and cell-based screening. In the neuroscience area, Axon is recognized as a world leader in hardware and software for cellular electrophysiology with its line of amplifiers and related products. They are also a significant player in genomics with the popular GenePix family of microarray scanners. In cell-based screening, Axon has two primary products: the PatchXpress for automated patch clamping and the ImageXpress for high-throughput imaging.

     Through this acquisition Molecular Devices would be entering two new markets - cellular neurosciences and genomics - serving each with industry-leading platforms from Axon. The cellular neurosciences products fit well with our existing life sciences business and would give us the benefit of Axon's excellent reputation among patch clamp customers.

     Axon's array scanners are a natural expansion of our current product portfolio as they are used extensively in pharmaceutical, biotech and academic environments, often as an upstream step in the same discovery processes as Molecular Devices' products.

     In high-throughput imaging and electrophysiology, the two companies have complementary product lines that we anticipate would be combined to provide customers with a full range of solutions. Axon's PatchXpress system offers automated patch clamping with lower throughput, but greater flexibility than Molecular Devices' IonWorks HT. Axon's ImageXpress high-throughput imaging system address similar applications as Molecular Devices' Discovery-I, but using a different technical approach.


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     We are particularly enthusiastic about the new product development potential that this combination offers. At a basic level, the core competency of both organizations is the detection of biological events. Both companies have world-class engineering capabilities and similar views of the emerging opportunities in high throughput imaging and electrophysiology. Because of our complementary skills and efforts in these areas, we expect to achieve product development synergies while accelerating our ability to bring innovative new products to market. In addition, we anticipate significant benefits from leveraging our worldwide sales and marketing organization to improve the distribution of existing Axon products.

     Transition planning for the combined company is already well underway. After the closing of the transaction, it is anticipated that Alan Finkel will become Chief Technology Officer of Molecular Devices, reporting to me. As previously announced, Geoffrey Powell will retire from the position of President of Axon after the closing of the transaction.

     At this point, I will turn it over to Alan for some additional comments, and then I will end with an update to our guidance.

Alan Finkel: Thanks, Joe. We are very pleased about the parties' agreement to combine Molecular Devices and Axon. Let me share what we find exciting about this transaction.

     First is the common vision that the two companies have concerning drug discovery and life sciences in general, and high throughput imaging and electrophysiology in particular. Second is the similarity we see between Molecular Devices and Axon in terms of culture and scientific capabilities. Third is our belief that Molecular Devices' significant market presence and strong selling organization represent a great opportunity for Axon's products to become more widely recognized and distributed worldwide.
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     We believe that this is an ideal match, bringing together companies with highly complementary capabilities in pursuit of a shared goal.

Dr. Joseph Keegan: Thanks, Alan, we certainly agree. I would like to conclude by providing an overview of the financial implications of the transaction. If the transaction closes on our expected timeline we would anticipate increasing our revenue guidance for the second half of '04 by approximately $20 million, bringing it to a range of between $145 million to $155 million for the full year. We would also expect to realize between $4 and $5 million in expense synergies on an annualized basis.

     The transaction is expected to be neutral to our earnings per share guidance for '04 and we would anticipate maintaining our current EPS guidance of 65 to 75 cents for the year. While we have not established guidance for 2005, we expect that the transaction would be accretive to the EPS generated by MDC on a standalone basis. We would anticipate providing initial '05 guidance in our third quarter earnings release, consistent with our past practice.

     To sum up, we believe that our agreement to acquire Axon represents an important step towards achieving our strategic goal of becoming the leading supplier of innovative solutions for drug discovery and life sciences research. And we are very enthusiastic about the opportunities created by this combination of companies with complementary capabilities and a shared vision.

     As a final note, we'll be filing a registration statement and mailing a joint proxy statement and prospectus to stockholders containing information about the transaction. And we encourage you to read these materials when they become available because they contain important information about the transaction and related matters.

     And now, we will open the conference call to questions.
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Operator: Thank you, gentlemen. Anyone wishing to ask a question may do so at this time by pressing the star key, followed by the digit one on their telephone keypad. If you're using a speakerphone, please make sure you mute function is turned off to allow your signal to reach our equipment. Once again, that is star, one to ask a question today. And we'll pause for just a moment to assemble the roster.

     Our first question today will come from Paul Knight with Thomas Weisel.

Paul Knight: Hi, Joe.

Dr. Joseph Keegan: Morning, Paul.

Paul Knight: Good. Can you give any color on the business breakout of Axon, such as consumable as a proportion of revenue or microarray size and the screening portion of the business?

Tim Harkness: Paul, this is Tim. I guess broadly we would characterize it as about a third neurosciences, a third genomics, and a third cell-based screening.

Paul Knight: A third genomics and a third cell-based screening?

Tim Harkness: Right. We would incorporate both PatchXpress and ImageXpress in the cell-based screening side.

Paul Knight: And could you - would you describe the genomics business as dominated by the array - microarray scanning business?

Tim Harkness: Yes.
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Paul Knight: And can you describe what are the products on the neuroscience side?

Dr. Joseph Keegan: The neuroscience products are a combination of legacy products that are amplifiers and tools used for legacy patch clamping.

Alan, you might want to add to that.

Alan Finkel: This is Alan speaking; I'll just elaborate. As Joe said, there are amplifiers that are used for patch clamping and voltage clamping for recording electrical signals from cells. But we also make a lot of data acquisition hardware to convert those signals into a format that the computers can read and a sophisticated line of software to run the experiments and analyze the data.

Dr. Joseph Keegan: Yes. I think we would say that Axon has the premiere analytical software package in...

Alan Finkel: It is certainly the most widely established.

Paul Knight: And service and reagents would be what portion of Axon?

Alan Finkel: Service and reagents are a very small portion of Axon. It's one of the benefits of combining with a company like Molecular Devices - our biggest consumable source of income is relatively new on our books, and that's the chip that goes with our PatchXpress product.

Dr. Joseph Keegan: So clearly, one of the synergies that Molecular brings to Axon is the investment that we've made in biological assays, and we would expect to leverage that capability with the new platforms that Axon brings to the combined company.

Paul Knight: What happens to your tax rate based on the geographical differences in the companies?
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Tim Harkness: At this point, Paul, we don't anticipate any change to our tax rate.

Paul Knight: OK.

Tim Harkness: So, our guidance for next year was 34 to 36 percent. We believe it will stay in that range.

Paul Knight: OK. And then, the other is distribution - Axon was how much direct versus distributors?

Geoff Powell: This is Geoff Powell. We sell approximately 40 to 45 percent internationally, and almost all of those revenues go through distributors.

Paul Knight: OK. And then, the last question, is on the - think I've already asked it - on the neuroscience breakout versus genomics. I'll get back in the queue.

Alan Finkel: Thanks, Paul. OK.

Operator: Moving on with Tim Curro from Value Holdings.

Tim Curro: Yes. Good morning.

Dr. Joseph Keegan: Morning, Tim.

Tim Curro: How do the - how do Axon sales break down between pharma and biotech?

Alan Finkel: It depends - this is Alan speaking. It depends on the area. In neurosciences, our sales are probably 85 percent academic and 15 percent pharma and biotech. In genomics, it's about a third biotech, third academic and a third pharma. But in the PatchXpress product, which is the
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     high-throughput electrophysiology product for ion channel screening, it's almost 100 percent pharmaceutical companies.

Tim Curro: OK. Axon was collaborating with Aviva in the area of biochip cartridges. Will this collaboration continue and to what extent do you plan to incorporate SealChips in IonWorks?

Alan Finkel: I would say that at this stage we're very optimistic about keeping all of the products of the combined company actively on sale and it's far too early for us to know where the strategic benefits will come from as we plan new products. But certainly, the SealChip is a key component of the PatchXpress. And together, the PatchXpress and SealChip have been very successful. And so, this is a relationship that we feel is important to nurture in the future.

Tim Curro: And the relationship you're speaking about is the Aviva relationship?

Alan Finkel: That's correct.

Dr. Joseph Keegan: Yes. The Aviva relationship is integral to the PatchXpress, so it'll continue.

Tim Curro: OK. What's the market share data PatchXpress versus IonWorks?

     Can you elaborate on that at all?

Dr. Joseph Keegan: Well, the two - the two - obviously, the market for planar patch clamping and automated patch clamping is nascent at this point. We would, you know, say that the IonWorks HT and the PatchXpress are the two platforms that are being successfully early adopted, but I would say it's premature generally to even talk about market shares.

Tim Curro: So, not even ballpark like half and half or anything like that?
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Dr. Joseph Keegan: Both - you know, I'd say both of us have, you know, had the significant pieces that have been early adopted by customers.

Tim Curro: OK. Regarding the PatchXpress 7100A, are you still expecting to ship that in the first half?

Alan Finkel: The PatchXpress 7100A, I think by that you're referring to the PatchXpress Junior, as we've often mentioned it, which would be a personal patch clamp and...

Tim Curro: Yes.

Alan Finkel:... currently that is not a priority for Axon. We've been focusing on executing on the PatchXpress 7000A, and we are developing a incremental successor to that and internally we're developing a higher throughput successor. But the PatchXpress 7100 is not a current priority.

Tim Curro: OK. So, you wouldn't expect that to ship in the first half?

Alan Finkel: Correct.

Tim Curro: Joe, how about the IonWorks APC, has that begun shipping yet?

Dr. Joseph Keegan: No, APC has not begun shipping. That's a development program.
     And we still think there's - so both of the products, the commercial platforms that are on the market today, have price points between $350,000 and $450,000. If you recall, the target price for the APC less than $100,000, we still think there's some market opportunity there.

     And the objective of the combined company would be to offer a family of solutions in the automated patch clamping and electrophysiology area.
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Tim Curro: OK. But I guess it's fair to say that neither of you are placing a high priority on the low-throughput ion channel screening systems?

Dr. Joseph Keegan: Well, clearly, we've got the two platforms out there, PatchXpress and IonWorks HT. I'd say both - and we've talked about - I think both companies have talked about the challenges of the - of the applications associated with those products. So, I think we're - we both independently have been focused on optimizing the success of those two platforms. And I would say post the combination of the companies that will continue to be our focus ...

Tim Curro: OK. OK.

Dr. Joseph Keegan:... is the optimizaton of those two platforms.

Tim Curro: OK. Just two other questions. How critical in your acquisition decision is the fact that PatchXpress could establish a gigaohm seal whereas IonWorks could not?

Dr. Joseph Keegan: We think the two products - so again, both products have had very successful launches and the uptake by pharma in terms of both platforms is very, very good. And we think going forward the two products naturally partition in two directions. So, in terms of the IonWorks HT and its ability to screen and generate significant high-throughput type of numbers of data points on a daily basis naturally lends itself to the screening facilities.

     The fact is that - screeners are willing to make the compromise that HT asks them to make in terms of having sub-gigaohm seal.

     On the other hand, with PatchXpress, to the traditional patch clamper and electrophysiologists, gigaohm seals are important. So, in the areas of safety profiling and the more general, more


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     research-oriented and versatile-oriented patch clamper PatchXpress becomes an ideal tool. And obviously, the additional capability that PatchXpress brings to the table is the ability to look at ligand-gated channels.

     So, we think the two products are nicely segmented, and that's our plan to take them forward.

Tim Curro: Sounds very interesting. Last question, how many outstanding Axon employee options is MDC assuming?

Dr. Joseph Keegan: Employee options are about 40 million, 40 million Axon options.

Tim Curro: Oh, and the ratio on that?

Dr. Joseph Keegan: The ratio on the employee options, I believe, is .0147.

Tim Curro: .0147. And approximately what percentage of them are the money?

Geoff Powell: Of the 40 - of the 40 most of those are - well, you've got to break it down into vested and non-vested, they're not all vested. But most of the 40 million are in the money.

Tim Curro: OK. Thank you. Good luck with the transaction.

Dr. Joseph Keegan: Thanks.

Operator: Moving on to Vishal Saluja with Seligman.

Vishal Saluja: Hi, thanks for taking my question. Just a few financial details.
     Can you give a rough sense of what the margin profile for Axon is? And then also, you're saying that the - there is


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     about 33 million sales last year and you're counting on 20 in the back half. So, should we assume a 15, 20-percent-type growth rate in the business?

Tim Harkness: I think that that's a fair assumption, Vishal. In terms of gross margin, their gross margins are slightly below ours, call it around 56 percent, so there's some slight gross margin dilution. However, their SG&A percentages are two to three points below ours in terms of a percent of sales. And their R&D percentages - if you look at the combined company, R&D will be down a point to two points.

Vishal Saluja: Got it. And just on the SG&A, did you mention what their sales force strength is currently under direct sales?

Dr. Joseph Keegan: We have not mentioned it but their direct - they have very few direct sales people at this point.

Vishal Saluja: OK. And last question on the high throughput scanners, can you clarify whether, you know, these are, you know, going directly against what Affy has or what Agilent and now ABI have or is this say much more specific or specialized application?

Alan Finkel: This is Alan speaking. The GenePix family of scanners and software is designed to work with what is often called a spotted microarray, which is a one by three inch format. They are not designed to work with the Affymetrix format. The Affymetrix format is a closed format, you can only read Affymetrix chips on Affymetrix scanners and vice versa, Affymetrix scanners can only work with Affymetrix chips.

     But pretty much everybody else's, including Agilent's and Amersham's and ones that are made by customers themselves fall into this one by three inch format.


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     So, effectively the GenePix family is designed for the whole non-Affymetrix world of microarray scanning.

Vishal Saluja: OK. And has this part of the business been growing as fast as the rest of the company?

Alan Finkel: No. The genomics business has been probably steady of late. We're optimistic that going forward there will be new formats that come out, particularly in the format of arrays of arrays or microarrays in 96-well format. And we have development plans to address that market as it emerges. But the basic one by three-inch spotted array market is a very solid market, but not growing rapidly.

Vishal Saluja: Great, thanks a lot. And Tim, just on the options outstanding that you're going to inherit, can you talk a little bit about when you say that, you know, next year the transaction's going to be accretive, you've already assumed the impact of those options?

Tim Harkness: Yes, we have assumed the impact of those options.

Vishal Saluja: Great.

Tim Harkness: So, whether they become - whether they are options outstanding and included in the fully diluted calculation or actual shares outstanding post-exercise, those are included.

Vishal Saluja: OK, great. Thanks a lot. Congratulations.

Dr. Joseph Keegan: Thanks.

Operator: Just a reminder to our audience, that is star, one to ask a question.
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     And we'll move next to Larry Neibor with Robert W. Baird.

Larry Neibor: Thank you. Good morning.

Joe Keegan: Good morning.

Tim Harkness: Good morning, Larry.

Larry Neibor: The forecast that you're putting out of this deal not being dilutive nor accretive in the second half, does that assume any level of cost savings in the second half of the year?

Tim Harkness: Yes, I think what we've put out was four to five million annualized. So, you can think of that as one to one-and-a-half per quarter for the second, and that's what we are assuming in our model.

Larry Neibor: For the third and fourth quarters?

Tim Harkness: That's correct.

Larry Neibor: And where would these savings result from?

Joe Keegan: So, there's - there will be a combination of - so, both companies are in Silicon Valley. So, there would be overlapping G&A in California. There's - obviously there's - some overlapping corporate expense.

     Both companies had planned hirings and positions that won't be filled. And then we do expect some efficiencies from product development and R&D, although I would underline that the main driver for the combination of the two companies is to continue - is the growth that we see from


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     the ongoing investment in new product development and in the solutions that we expect to put into the marketplace.

Larry Neibor: Is the electrophysiology - the automated electrophysiology - market developing that way that you thought it would and will this combination change that at all?

Joe Keegan: We think the combination of - well, so we've talked for some time that the cellular applications in automated electrophysiology are requiring
     - you know, intense application support or intensified application support.

     I would say over the past year the two - these two - companies, Molecular Devices and Axon, are the ones that have learned the most about that, are the ones that are most intimately working with customers and customers are very, very engaged and interested.

     And I think - so we've both laid good groundwork with both platforms. I think working together I would expect acceleration and efficiency with regard to that.

     And I also think all of the - everything that we're seeing in terms of customer interest, interest at conferences and exhibitions and the data we're seeing in terms of ion channels as a target and in terms of safety profiling as an additional opportunity continue to be very, very positive, positive and confirm our belief that automated electrophysiology tools are going to be a great source of growth going forward.

     And clearly one of the motivations for us to have proceeded here was because of that belief, so our data - you know the data we're getting both anecdotally in terms of working with customers and in terms of what we're seeing from industry reports both directly on the tools themselves and then on the expansion and interest in terms of ion channel targets all continues to say go.

                                                   MOLECULAR DEVICES CORPORATION
                                                    Moderator: Dr. Joseph Keegan
                                                          03-22-04/10:00 a.m. CT
                                                           Confirmation # 583884
                                                                         Page 17



Larry Neibor: Thank you.

Operator:  That will conclude today's question-and-answer session.

Dr. Keegan, I'd like to turn things back over to you for any additional or closing comments.

Dr. Joseph Keegan: If there are no more questions, and in closing the conference call, we need to remind you that our discussions contain forward-looking statements and that there are a number of important factors that could cause our results to differ materially from those indicated by these forward-looking statements, including among others, risks detailed from time to time in our SEC reports.

     We do not undertake any obligation to update forward-looking statements.

     Thank you all for your time this morning.

Operator: That will conclude today's conference. Thank you for joining us, and have a great day.

                                       END